UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                January 18, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 2
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Holdings, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 3
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          CO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 4
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Management, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 5
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1994 William J. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 6
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 7
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      3,091,800
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,091,800

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 8
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,091,800

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.08687%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

Item 1.  Security and Issuer.
         -------------------

         Item 1 is restated in its entirety as follows.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation. The address of Lodgian, Inc.'s principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.  Identity and Background.
         -----------------------

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The information below supplements the information previously reported in Item 3.

         Casuarina Cayman Holdings Ltd. ("Casuarina") has expended $723,487.50 on the purchases described in Item 5 below. Cash generally available in the business of Casuarina was used, and no borrowed funds were involved for the purchases by Casuarina described in Item 5 below.

Item 4.  Purpose of Transaction.
         ----------------------

         Unchanged.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The information below supplements the information previously reported in Item 5.

         Casuarina directly owns 493,700 Shares, which represents 1.77035% of the outstanding Shares. William J. Yung may be deemed to control Casuarina and, therefore, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all of such Shares held of record by Casuarina. In addition, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), Edgecliff Holdings, LLC ("Holdings"), Edgecliff Management, LLC ("Management"), Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 493,700 Shares owned directly by Casuarina.

         Holdings directly owns 2,598,100 Shares, which represents 9.31651% of the outstanding Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositive control of all of such Shares held of record by Holdings. In addition,

Casuarina, the 1994 Trust, the 1998 Trust, Holdings, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 2,598,100 Shares owned directly by Holdings.

         Set forth below is a schedule of transactions of the Shares effected by Casuarina after December 28, 1999, all of which involved purchases of Shares by Casuarina which were made through broker/dealer transactions.

Date of Transaction           No. of Shares          Purchase Price Per Share
-------------------           -------------          ------------------------
December 29, 1999                 34,000                       $5.000
January 7, 2000                   16,100                      $4 - 7/8
January 11, 2000                  50,000                      $4 - 3/4
January 12, 2000                  50,000                      $4 - 3/4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         The information below supplements the information previously reported in Item 6.

         Casuarina has been attempting to obtain from Lodgian, Inc. certain due diligence materials, but to date Lodgian, Inc. has refused to supply such materials. On January 18, 2000, Casuarina delivered a letter to Lodgian, Inc. This letter is attached hereto as Exhibit 7 and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item 7 is hereby amended and restated in its entirety to read as follows:

         Exhibit 1. Engagement Letter between Casuarina Cayman Holdings Ltd.
                    and Greenhill & Co., LLC, dated November 10, 1999. 1/

         Exhibit 2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

--------
         1/      Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
         2/      Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.

         Exhibit 3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

         Exhibit 4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

         Exhibit 5. Joint Filing Agreement, dated November 22, 1999, among
                    Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung. 3/

         Exhibit 6. Joint Filing Agreement, dated December 29, 1999, among
                    Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 4/

         Exhibit 7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

         Exhibit 8. Joint Filing Agreement, dated January 18, 2000, among
                    Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 5/

--------
         3/      Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
         4/      Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.
         5/      Filed herewith.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2000

                                  EDGECLIFF HOLDINGS, LLC

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name:  William J. Yung
                                      Title: President


                                  CASUARINA CAYMAN HOLDINGS LTD.

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name:  William J. Yung
                                      Title: President


                                  EDGECLIFF MANAGEMENT, LLC

                                  By: /s/ William J. Yung
                                      -------------------
                                      Name:  William J. Yung
                                      Title: President


                                  1994 WILLIAM J. YUNG FAMILY TRUST

                                      By: The Fifth Third Bank,
                                          as Trustee

                                      By: /s/ Timothy A. Rodgers
                                          ----------------------
                                          Name:  Timothy A. Rodgers
                                          Title: Trust Officer

                                          /s/ Joseph Yung
                                          ---------------
                                          Joseph Yung

                                          /s/ William J. Yung
                                          -------------------
                                          William J. Yung


                                  THE 1998 WILLIAM J. YUNG AND MARTHA A.
                                  YUNG FAMILY TRUST

                                      By: The Fifth Third Bank,
                                          as Trustee

                                      By: /s/ Timothy A. Rodgers
                                          ----------------------
                                          Name:  Timothy A. Rodgers
                                          Title: Trust Officer

                                  Exhibit Index

      Exhibit       Description
      -------       -----------
         1.         Engagement Letter between Casuarina Cayman Holdings Ltd.
                    and Greenhill & Co., LLC, dated November 10, 1999. 1/

         2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999. 2/

         3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999. 3/

         4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999. 3/

         5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung. 3/

         6. Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 4/

         7. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated January 18, 2000. 5/

         8. Joint Filing Agreement, dated January 18, 2000, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust. 5/

--------
         1/ Filed as an Exhibit to Amendment No. 1 to the Schedule 13D. 2/ Filed as an Exhibit to Amendment No. 2 to the Schedule 13D. 3/ Filed as an Exhibit to Amendment No. 3 to the Schedule 13D. 4/ Filed as an Exhibit to Amendment No. 4 to the Schedule 13D.
         5/      Filed herewith.